EXHIBIT 99.1

Legend Biotech Appoints Carlos Santos as Chief Financial Officer

SOMERSET, N.J., Aug. 18, 2025 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today announced the appointment of Carlos Santos as the Company’s Chief Financial Officer, effective immediately. Mr. Santos assumes the role from Jessie Yeung, who has served as the interim CFO since January 2025.

Mr. Santos is a seasoned finance executive who has led financial operations in the pharmaceutical and technology sectors across the United States, Latin America, Europe, the Middle East, and Africa. At Legend, he will oversee financial operations to work to ensure a robust balance sheet and achieve and maintain profitability.

“On behalf of the Company, I am pleased to welcome Carlos to the Legend executive team,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “His deep financial expertise and operational acumen will be invaluable as we continue to drive the success of CARVYKTI®, our CAR-T cell therapy franchise, and attain companywide profitability in 2026. I also want to thank Jessie for her outstanding leadership and significant contributions in guiding our finance organization over the last seven months.”

Prior to joining Legend Biotech, Mr. Santos was CFO for US Oncology at AstraZeneca. During his decade-long tenure at AstraZeneca, he also served as the Acting Area Vice President for Latin America (LATAM) and the Area CFO for LATAM. He also spent 6 years at Alcon, a division of Novartis, where he held CFO roles for European markets and Brazil. For nearly a decade, Mr. Santos held financial leadership positions at Intel Corporation in Europe and Latin America.

“I am honored to join Legend Biotech at a pivotal moment in its global development and growth,” said Mr. Santos. “Legend has established itself as a leader in cell therapy innovation, and I look forward to working alongside this talented executive team to continue building on the Company’s strong foundation. Together, we will focus on driving financial discipline, supporting the continued success of commercial CAR-T cell therapy, and advancing the Company’s mission of forging a path where cancer and intractable diseases are curable.”

Mr. Santos earned his MBA in Corporate Finance from the University of Bristol in the United Kingdom.

About Legend Biotech
With over 2,800 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at www.legendbiotech.com, and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its commercial potential; statements related to Legend Biotech’s ability to achieve profitability in 2026 and execute on its strategy, including efforts to ensure a robust balance sheet and maintain profitability ; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com